May 29, 2012

Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4628

Attn:	Tia L. Jenkins
Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining
Suying Li
Division of Corporation Finance

Re:	Royal Gold, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 18, 2011
File No. 001-13357

Dear Ms. Jenkins:

In connection with the letter dated May 3, 2012 from Hogan Lovells US LLP on behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) April 19, 2012 comment letter addressed to Mr. Stefan Wenger, Chief Financial Officer and Treasurer of the Company, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (303) 573-1660.

Sincerely,

/s/Stefan Wenger
Stefan Wenger
Chief Financial Officer and Treasurer
Royal Gold, Inc.

cc:	Tony Jensen, President and Chief Executive Officer
Paul Hilton, Esq., Hogan Lovells US LLP